NO ACT

RE
12-21-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010646

February 19, 2010

Brett A. Pletcher
Vice President and General Counsel
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-19-2010

Re: Gilead Sciences, Inc.
Incoming letter dated December 21, 2009

Dear Mr. Pletcher:

This is in response to your letters dated December 21, 2009 and December 31, 2009 concerning the shareholder proposal submitted to Gilead by John Chevedden. We also have received letters from the proponent dated December 31, 2009, January 1, 2010, January 7, 2010 and January 20, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 19, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Gilead Sciences, Inc.
Incoming letter dated December 21, 2009

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in Gilead's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws.

We are unable to concur in your view that Gilead may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Gilead may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Gilead may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Gilead may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Gilead may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Gilead may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Gilead may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Gilead may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Jan Woo
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 20, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 John Chevedden's Rule 14a-8 Proposal
Gilead Sciences, Inc. (GILD)
Simple Majority Vote Topic

Ladies and Gentlemen:

This further responds to the December 21, 2009 no action request, supplemented December 31, 2009.

The false premise of the i-2 part of the company argument and the Opinion, devoted exclusively to the i-2 issue, is that these highlighted words are omitted from the proposal:
"RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal *in compliance with applicable laws.*"

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Bret Pletcher <brett.pletcher@gilead.com>
Brett Pletcher | General Counsel
Gilead Sciences | Office: +1 (650) 522 6219

[GILD: Rule 14a-8 Proposal, November 15, 2009]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes the 67% supermajority provisions in our charter and bylaws.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Moderate Concern" for executive pay. Our CEO John Martin received $28 million of value realized on the exercise of options in 2008. This large option award raised concern over the link between executive pay and company performance given that small increases in our company's share price (which can be completely unrelated to management performance) can result in lucrative financial awards. There can even be awards of executive performance shares for company performance in the bottom 39th percentile.

Four of our directors had 13 to 19 years long-tenure – independence concern. Our board was the only significant directorship for eight of our directors. This could indicate a significant lack of current transferable director experience for the majority of our directors. Plus these directors were assigned to 8 of the 10 seats on our most important board committees. Six directors were age 71 to 80 – succession-planning concern.

Carla Anderson Hills, assigned to our nomination committee, was designated a "Flagged (Problem) Director" by The Corporate Library due to significant loss of shareholder value at Time Warner, Lucent Technologies and American International Group (AIG) during her director tenure.

We also had no shareholder right to call a special shareholder meeting, act by written consent, cumulative voting or an independent board chairman. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 7, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 John Chevedden's Rule 14a-8 Proposal
Gilead Sciences, Inc. (GILD)
Simple Majority Vote Topic

Ladies and Gentlemen:

The company violated rule 14a-8 because it failed to timely forward any copy whatsoever of its December 21, 2009 no action request. The misleading company December 31, 2009 letter is further evidence that the company failure to timely forward its no action request was intentional.

The company December 31, 2009 letter is yet another step in the direction of preventing a timely rebuttal of the company no action request. The company December 31, 2009 letter is apparently seeking to give the proponent the erroneous impression that he has "80 days" to rebut the company no action request.

The company has no credibility in its claim of "administrative oversight" because there is absolutely no evidence or details. This is particularly egregious because the company appears to be an calculating opportunist by submitting a no action request that could escape rebuttal and then potentially reverse the precedent of dozens of similarly worded rule 14a-8 proposals which obtained majority votes.

The similarly-worded rule 14a-8 proposal received 88%-support at Macy's (attached). This proposal to Gilead has the following supporting statement. "This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M)."

The first notice of the December 21, 2009 no action request was 10-days later:

------ Forwarded Message
From: Brett Pletcher <Brett.Pletcher@gilead.com>
Date: Thu, **31 Dec 2009** 12:09:52 -0800
To: ***FISMA & OMB Memorandum M-07-16*** Gregg Alton <Gregg.Alton@gilead.com>
Cc: "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>
Subject: RE: Gilead Sciences, Inc. (GILD) No Action Request Submitted?

Dear Mr. Chevedden,

Gilead has filed a no action request regarding your Rule 14a-8 proposal. The link to the letter on the SEC website is as follows: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2009/johnchevedden122109-14a8-incoming.pdf.

Sincerely,

Brett Pletcher

The company now has an unfair advantage. It seems to be more that just a coincidence that the only accidental oversight admitted by the company is exactly the one oversight that would be most damaging in excluding a proponent rebuttal of a company no action request – on a proposal topic that typically wins from 74% to 88% support.

Sincerely,



John Chevedden

cc:
Bret Pletcher <brett.pletcher@gilead.com>
Brett Pletcher | General Counsel
Gilead Sciences | Office: +1 (650) 522 6219

[GILD: Rule 14a-8 Proposal, November 15, 2009]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes the 67% supermajority provisions in our charter and bylaws.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Moderate Concern" for executive pay. Our CEO John Martin received $28 million of value realized on the exercise of options in 2008. This large option award raised concern over the link between executive pay and company performance given that small increases in our company's share price (which can be completely unrelated to management performance) can result in lucrative financial awards. There can even be awards of executive performance shares for company performance in the bottom 39th percentile.

Four of our directors had 13 to 19 years long-tenure – independence concern. Our board was the only significant directorship for eight of our directors. This could indicate a significant lack of current transferable director experience for the majority of our directors. Plus these directors were assigned to 8 of the 10 seats on our most important board committees. Six directors were age 71 to 80 – succession-planning concern.

Carla Anderson Hills, assigned to our nomination committee, was designated a "Flagged (Problem) Director" by The Corporate Library due to significant loss of shareholder value at Time Warner, Lucent Technologies and American International Group (AIG) during her director tenure.

We also had no shareholder right to call a special shareholder meeting, act by written consent, cumulative voting or an independent board chairman. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 1, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 John Chevedden's Rule 14a-8 Proposal
Gilead Sciences, Inc. (GILD)
Simple Majority Vote Topic

Ladies and Gentlemen:

The company violated rule 14a-8 because it failed to timely forward any copy whatsoever of its December 21, 2009 no action request. The misleading company December 31, 2009 letter is further evidence that the company failure to timely forward its no action request was intentional.

The company December 31, 2009 letter is yet another step in the direction of preventing a timely rebuttal of the company no action request. The company December 31, 2009 letter is apparently seeking to give the proponent the erroneous impression that he has "80 days" to rebut the company no action request.

The first notice of the December 21, 2009 no action request was 10-days later:
------ Forwarded Message
From: Brett Pletcher <Brett.Pletcher@gilead.com>
Date: Thu, **31 Dec 2009** 12:09:52 -0800
To: ***FISMA & OMB Memorandum M-07-16*** Gregg Alton <Gregg.Alton@gilead.com>
Cc: "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>
Subject: RE: Gilead Sciences, Inc. (GILD) No Action Request Submitted?

Dear Mr. Chevedden,

Gilead has filed a no action request regarding your Rule 14a-8 proposal. The link to the letter on the SEC website is as follows: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2009/johnchevedden122109-14a8-incoming.pdf.

Sincerely,

Brett Pletcher

The company now has an unfair advantage. It seems to be more that just a coincidence that the only accidental oversight admitted by the company is exactly the one oversight that would be most damaging in excluding a proponent rebuttal of its no action request.

Sincerely,



John Chevedden

cc:
Bret Pletcher <brett.pletcher@gilead.com>
Brett Pletcher | General Counsel
Gilead Sciences | Office: +1 (650) 522 6219

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 31, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 John Chevedden's Rule 14a-8 Proposal
Gilead Sciences, Inc. (GILD)
Simple Majority Vote Topic

Ladies and Gentlemen:

The company violated rule 14a-8 because it failed to timely forward any copy whatsoever of its December 21, 2009 no action request.

The first notice of the December 21, 2009 no action request was 10-days later:
------ Forwarded Message
From: Brett Pletcher <Brett.Pletcher@gilead.com>
Date: Thu, **31 Dec 2009** 12:09:52 -0800
To: ***FISMA & OMB Memorandum M-07-16*** Gregg Alton <Gregg.Alton@gilead.com>
Cc: "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>
Subject: RE: Gilead Sciences, Inc. (GILD) No Action Request Submitted?

Dear Mr. Chevedden,

Gilead has filed a no action request regarding your Rule 14a-8 proposal. The link to the letter on the SEC website is as follows: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2009/johnchevedden122109-14a8-incoming.pdf.

Sincerely,

Brett Pletcher

The company now has an unfair advantage and said nothing about this being an accidental oversight. The company may have intended that its no action request remain unnoticed until the Staff Reply Letter was issued. This could be a company self-admission that the company needs to rely on an unfair advantage.

Sincerely,



John Chevedden



RECEIVED

2009 DEC 22 AM 11:01

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 21, 2009

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Stockholder Proposal submitted to Gilead Sciences, Inc. by John Chevedden

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed for filing are six copies of the stockholder proposal and supporting statement (together, the "Proposal") submitted by John Chevedden (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2010 Proxy Materials") to be furnished to stockholders by Gilead Sciences, Inc. (the "Company") in connection with its annual meeting of stockholders to be held on or about May 11, 2010. The Proponent's address, as stated in the Proposal, is ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** His email address is ***FISMA & OMB Memorandum M-07-16***

Also enclosed for filing are six copies of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2010 Proxy Materials. Specifically, the Company believes that it may exclude the Proposal under the following rules:

- Rule 14a-8(i)(2) under the Act because the Proposal would, if implemented, cause the Company to violate Delaware law (the jurisdiction in which the Company is organized);

- Rule 14a-8(i)(1) under the Act because the Proposal is not a proper subject for action by shareholders under Delaware law;

- Rule 14a-8(i)(6) under the Act because the Company lacks the power and authority to implement the Proposal; and

- Rule 14a-8(i)(3) under the Act because the Proposal is contrary to the proxy rules of the Securities and Exchange Commission (the "Commission"), specifically Rule 14a-9 under the Act, which prohibits materially false or misleading statements in proxy soliciting materials.

By copy of this letter and the enclosed materials, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2010 Proxy Materials. The Company currently plans to file its definitive 2010 Proxy Materials with the Commission on or about March 22, 2010, no earlier than 80 days after the date of this letter.

The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2010 Proxy Materials.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me by phone at (650) 574-3000, facsimile at (650) 522-6209 or email at brett.pletcher@gilead.com.

Very truly yours,



Brett A. Pletcher
Vice President and General Counsel

ENCLOSURE 1
THE PROPOSAL

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. John C. Martin
Chairman of the Board
Gilead Sciences, Inc. (GILD)
333 Lakeside Dr
Foster City CA 94404

Rule 14a-8 Proposal

Dear Mr. Martin,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden
Rule 14a-8 Proponent since 1996

November 15, 2009
Date

cc: Gregg H. Alton <gregg.alton@gilead.com >
Corporate Secretary
PH: 650 574-3000
FX: 650 578-9264 (Def)

[GILD: Rule 14a-8 Proposal, November 15, 2009]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes the 67% supermajority provisions in our charter and bylaws.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Moderate Concern" for executive pay. Our CEO John Martin received $28 million of value realized on the exercise of options in 2008. This large option award raised concern over the link between executive pay and company performance given that small increases in our company's share price (which can be completely unrelated to management performance) can result in lucrative financial awards. There can even be awards of executive performance shares for company performance in the bottom 39th percentile.

Four of our directors had 13 to 19 years long-tenure – independence concern. Our board was the only significant directorship for eight of our directors. This could indicate a significant lack of current transferable director experience for the majority of our directors. Plus these directors were assigned to 8 of the 10 seats on our most important board committees. Six directors were age 71 to 80 – succession-planning concern.

Carla Anderson Hills, assigned to our nomination committee, was designated a "Flagged (Problem) Director" by The Corporate Library due to significant loss of shareholder value at Time Warner, Lucent Technologies and American International Group (AIG) during her director tenure.

We also had no shareholder right to call a special shareholder meeting, act by written consent, cumulative voting or an independent board chairman. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email**FISMA & OMB Memorandum M-07-16***


GILEAD
Advancing Therapeutics.
Improving Lives.

November 23, 2009

VIA FEDERAL EXPRESS AND EMAIL

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal

Dear Mr. Chevedden:

I am writing on behalf of Gilead Sciences, Inc. (the "Company"), which received on November 15, 2009, a stockholder proposal from you entitled "Adopt Simple Majority Vote" for consideration at the Company's 2010 Annual Stockholders' Meeting (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value or 1 percent, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date, we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date you submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at the address listed at the bottom of the first page of this letter. Alternatively, you may send your response to me via facsimile at (650) 522-5771 or email at brett.pletcher@gilead.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (650) 522-6219.

Very truly yours,



Brett A. Pletcher
Vice President and General Counsel

RAM TRUST SERVICES

Post-it® Fax Note 7671	Date 11-24-09	# of pages ▶
To Brett Pletcher	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 650-522-5771	Fax #	

November 23, 2009

John R. Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held in his account at Ram Trust Services. Please accept this letter as confirmation that John R. Chevedden has continuously held no less than 75 shares of the following security since November 14 , 2008:

- Gilead Sciences Inc. (GILD)

I hope this information is helpful and please feel free to contact me via telephone or email if you have any questions (direct line: (207) 553-2923 or email: mpage@ramtrust.com). I am available Monday through Friday, 8:00 a.m. to 5:00 p.m. EST.

Sincerely,



Meghan M. Page
Assistant Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

ENCLOSURE 2
STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

Gilead Sciences, Inc., a Delaware corporation (the "Company"), intends to exclude the stockholder proposal and supporting statement (the "Supporting Statement" and together with the proposal, the "Proposal," a copy of which is annexed hereto in Enclosure 1 above) submitted by John Chevedden (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2010 Proxy Materials") to be distributed to its stockholders in connection with the Annual Meeting of Stockholders to be held on or about May 11, 2010.

The Proposal calls for the board of directors (the "Board") of the Company to "take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws." In its entirety, the Proposal reads as follows:

> **Adopt Simple Majority Vote.** RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes the 67% supermajority provisions in our charter and bylaws.

The foregoing language is accompanied by the longer Supporting Statement. Although the Company refers the staff of the Division of Corporation Finance (the "Staff") to Enclosure 1 for the full text of the Supporting Statement, the Supporting Statement contains an assertion relevant to the Company's position in this Statement of Intent, specifically:

> "We also had no shareholder right to call a special shareholder meeting, act by written consent, cumulative voting or an independent board chairman. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting."

The Company believes that it may exclude the Proposal from the 2010 Proxy Materials pursuant to Rules 14a-8(i)(2), 14a-8(i)(1), 14a-8(i)(6), and 14a-8(i)(3) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended.

I. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(2) BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

The Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law.

The Proposal calls for the Board to take steps to amend the Company's Restated Certificate of Incorporation (the "Certificate") and Amended and Restated Bylaws (the

"Bylaws") so that any provision specifying a voting threshold greater than a simple majority vote require only a "majority of the votes *cast* for and against the proposal" (emphasis added). As more fully described in the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP (the "Delaware Law Firm Opinion," annexed hereto as Enclosure 3), the voting standard requested by the Proponent would violate Delaware law because the Delaware General Corporation Law (the "DGCL") requires a higher vote – that is, approval from an *absolute majority of the shares outstanding*, and not merely a majority of the votes *cast* – to approve the removal of a director or an amendment of a certificate of incorporation, both of which are expressly addressed in the Company's Certificate. Thus, changing these provisions as requested by the Proponent would violate Delaware law.

The Staff has concurred in the exclusion of similar stockholder proposals on these very grounds under Rule 14a-8(i)(2) in the past. *See GenCorp Inc.* (avail. Dec. 20, 2004) (proposal providing that "[e]very shareholder resolution that is approved by a majority (over 50%) of the votes cast shall implement the resolution" was excludable under Rule 14a-8(i)(2) because, in part, Ohio law required a greater stockholder vote for certain actions, such as a sale of assets or merger); *SBC Commc'ns. Inc.* (avail. Dec. 16, 2004) (same, but with respect to Delaware law); *The Gillette Co.* (avail. Mar. 10, 2003) (proposal that would require that a board "adopt a policy that establishes a process and procedures for adopting shareholder proposals that are...supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals" was excludable under Rule 14a-8(i)(2) because, in part, Delaware law – including Section 242 of the DGCL – would require a greater vote on certain matters); *The Boeing Co.* (avail. Mar. 4, 1999) (proposal that would require that "[a]ll existing super-majority vote language in the governing instruments of the company is repealed and/or changed to be consistent with: All issues submitted to the shareholder vote are decided by simple majority vote of shares present and voting" was excludable under Rule 14a-8(i)(2) because, in part, Delaware law – including Section 242 of the DGCL – would require a greater vote on certain matters); *AlliedSignal, Inc.* (avail. Jan. 29, 1999) (proposal that would require that "[a]ll issues submitted to shareholder vote are decided by simple majority vote of shares present and voting" was excludable under Rule 14a-8(i)(2) because, in part, Delaware law – including Section 242 of the DGCL – would require a greater vote on certain matters).[1]

---

[1] The Proposal can be distinguished from other proposals which, although not identical to the Proposal, called for some form of a simple majority vote standard for stockholder votes and with respect to which the Staff did not concur in finding a basis for exclusion under Rule 14a-8(i)(2). *See Southwest Airlines Co.* (avail. Mar. 20, 2001); *Alaska Air Group, Inc.* (avail. Mar. 13, 2001); *The Home Depot, Inc.* (avail. Apr. 4, 2000); *Alaska Air Group, Inc.* (avail. Mar. 26, 2000); *Sempra Energy* (avail. Feb. 29, 2000). As an initial matter, *GenCorp*, *SBC Communications*, and *Gillette*, each discussed above, are more recent precedents that appear to supersede these no-action requests. As noted in *Gillette*, the Southwest Airlines Co. and Sempra Energy Co. no-action submissions did not involve Delaware law. The Home Depot, Inc. and Alaska Air Group, Inc. no-action submissions involved Delaware law but did not include supporting opinions of Delaware counsel. Here, the Company's request is supported by the Delaware Law Firm Opinion. The Staff has made clear that an opinion of counsel admitted in the state whose law is at issue is accorded special significance. *See* Division of Corporate Finance: Staff Legal Bulletin No. 14 ("Staff Legal Bulletin No. 14"), Section G (July 13, 2001) ("Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law

Because the Proposal calls for amendments that would plainly violate Delaware law, the Proposal, if implemented, would violate state law and therefore may be excluded from the 2010 Proxy Materials.

II. THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER DELAWARE LAW.

The Delaware Law Firm Opinion also concludes, and the Company agrees, that, because the Proposal would, if implemented, cause the Company to violate Delaware law, it is not a proper subject for stockholder action and therefore may be excluded pursuant to Rule 14a-8(i)(1).

III. THE PROPOSAL MAY BE EXCLUDED BECAUSE THE COMPANY LACKS THE POWER TO IMPLEMENT IT.

The Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the power to implement it. Because, as the Delaware Law Firm Opinion concludes, and the Company agrees, the Proposal calls for amendments that would violate Delaware law, the Board would lack the power to implement the Proposal. The Staff has concurred in the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require a company to violate state law. *See, e.g., Xerox Corp.* (avail. Feb. 23, 2004) and *SBC Communications Inc.* (January 11, 2004).

IV. THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS MATERIALLY FALSE AND MISLEADING AND SO INDEFINITE THAT IT IS INHERENTLY MISLEADING.

A. THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS MATERIALLY FALSE AND MISLEADING.

The Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is materially false and misleading.

Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact."[2]

---

in the jurisdiction where the law is at issue..."); *see also* Division of Corporate Finance: Staff Legal Bulletin No.14B ("Staff Legal Bulletin No. 14B"), Section E .

[2] *See* 17 C.F.R. § 240.14a-8(i)(3) (permitting exclusion of a proposal if it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials"); 17 C.F.R. § 240.14a-9 ("No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to

The Proposal calls for amending the Certificate and Bylaws so that any provision in those documents contemplating a "greater than simple majority vote...be changed to a majority of the votes cast for and against the proposal *in compliance with applicable laws*" (emphasis added). The italicized phrase falsely and misleadingly represents that changing the stockholder vote provisions in this way will bring the Certificate and Bylaws into compliance with Delaware and other applicable laws. In fact, the opposite is true: as discussed above, certain of the amendments called for in the Proposal would cause the Company to violate Delaware law. There is no better basis for excluding a proposal under Rule 14a-8(i)(3) than when a statement at the heart of a proposal is false and misleading with respect to such material facts – asserting that an illegal proposal would bring the company into "compliance with applicable laws," and concomitantly suggesting that the Company does not currently comply with applicable laws.[3]

The Proposal is false and misleading for another related reason: the Proposal indicates that "*each* shareholder voting requirement in our charter and bylaws" (emphasis added) would be "changed" so that only a "majority of votes cast for and against" a proposal would be necessary for the proposal's effectuation (and that making such a change would bring the Company into "compliance with applicable laws"). In reality, as discussed above, key voting

---

correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.").

3 The Company believes this is the natural reading of the phrase "in compliance with applicable laws" – and that a significant risk therefore exists that stockholders will be misled into believing that the Certificate and Bylaws currently are not in compliance with applicable laws (which is not true) and that the Proposal would somehow bring the Company into compliance with applicable laws (which is not true). The only other possible, and much less plausible, way to understand the phrase is that it is intended to operate as a savings clause. The Proponent, however, is experienced in drafting shareholder proposals, and his own prior proposals show that he knows how to include a savings clause when he wants and intends to do so. *See, e.g., H.J. Heinz Co.,* (avail. May 29, 2001) (involving proposal by Proponent stating that "RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (*or the lowest percentage allowed by law above 10%*) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (*to the fullest extent permitted by state law*) that apply only to shareowners but not to management and/or the board.") (emphasis added). The Staff has also made clear that the "way in which a proposal is drafted" plays an important role in the Staff's consideration of a no-action request. *See* Staff Legal Bulletin No. 14, Section B.6.

Of course, even if the phrase "in compliance with applicable laws" were understood to operate as a savings clause, the Proposal still is not saved from exclusion. *Cf. Bank of America*, 2009 SEC No-Act. LEXIS 57 (Feb. 11, 2009). In *Bank of America,* the proposal in question would have authorized the chairman of the board of directors "*consistent with these regulations and applicable law*, to appoint the members of the Board Committee on US Economic Security" (emphasis added). The Company argued, and the Staff concurred, that the Proposal could be excluded under 14a-8(i)(2) because, under Delaware law, only the board as a whole, and not an individual chairman, may appoint a committee of directors. Notably, the company contended that the "savings clause" (emphasized above) was a "nullity" because "the DGCL, by its plain terms, does not permit one individual director to appoint committee members to a committee of the board of directors" and the savings clause therefore "did not resolve the conflict." Similarly, here, the phrase "in compliance with applicable law" does not resolve the underlying conflict between the DGCL and the unlawful stockholder votes called for in the Proposal – that is, a savings clause cannot be effective where the very thing called for in a proposal violates state law.

requirements targeted by the Proposal could not be so "changed" under Delaware law. As a result, stockholders would be misled as to the scope of what they were voting on.

B. THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS INHERENTLY INDEFINITE.

The Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is indefinite.

As discussed above, Rule 14a-8(i)(3) permits exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact" or that omits facts necessary to make a statement not false or misleading. More specifically here, the Staff has noted that Rule 14a-8(i)(3) provides a basis for excluding a stockholder proposal from a company's proxy materials if "the resolution contained in the proposal is so inherently vague or indefinite that...the stockholders voting on the proposal...would [not] be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . . ." Staff Legal Bulletin No. 14B

The Proposal suggests to stockholders that it would amend *each* of the supermajority provisions in the Certificate and Bylaws – when, in reality, fundamental voting requirements addressed in the Certificate simply cannot be amended in this way. Because the Proposal does not address how these voting requirements would be implemented, stockholders, from the face of the Proposal, would be unable to know "exactly what actions or measures the proposal requires." *See also Exxon Corporation* (avail. Jan. 29, 1992) (a proposal may be excluded if it "would be subject to differing interpretation both by shareholders voting on the proposal and the Company's Board in implementing the proposal . . . with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposals"). Because the Proposal is so indefinite, it may be excluded from the 2010 Proxy Materials.

C. CERTAIN PORTIONS OF THE SUPPORTING STATEMENT MAY ALSO BE EXCLUDED BECAUSE THEY ARE FALSE, MISLEADING, AND/OR IRRELEVANT.

The penultimate paragraph of the Supporting Statement provides that "We also had no shareholder right to call a special shareholder meeting, act by written consent, cumulative voting or an independent board chairman. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting." This paragraph is excludable in its entirety because it is nothing more than a list of sub-proposals that are irrelevant to the Proposal topic – "simple majority voting." The Staff has repeatedly concurred in excluding such a list of sub-proposals included in a proposal, including *by this Proponent*, calling for *simple majority voting*. *See Alaska Air Group* (avail. Mar. 8, 2002) (concurring, with respect to a proposal by Proponent calling for a "simple-majority vote," that a company could exclude a portion of the supporting statement stating that a company could improve its practices by, e.g., allowing annual elections of directors, confidential shareholder voting, and cumulative voting); *Alaska Air Group* (avail. Mar. 13, 2001 (same, and excluding statements that a company did not have annual elections of directors, cumulative voting, or confidential voting); *see also* Maytag Corp. Mar. 14, 2002 (concurring in excluding from a simple majority vote proposal statements that a company did not have cumulative voting and that stockholders could not call a special meeting, act by written consent, or vote confidentially).

V. THE PROPOSAL MAY BE EXCLUDED UNDER RULES 14a-8(i)(2), 14a-8(i)(6), AND 14a-8(i)(1) EVEN THOUGH IT IS CAST IN PRECATORY TERMS

The Company notes that the Proponent cannot end-run the aforementioned bases for exclusion simply because the Proposal is cast in precatory terms. Even though the Proposal would only "request" that the Board "take the steps necessary" to implement the Proposal, the Proposal must nevertheless be excluded because the underlying action urged by the Proponent is itself in violation of Delaware law. Using a precatory format will only save a proposal from exclusion if the action that the proposal recommends the directors take can be lawfully implemented by directors. Because the amendments called for in the Proposal would, if implemented, cause the Board to violate Delaware law and because the Company would lack power to implement the Proposal, it should be excluded pursuant to Rules 14a-8(i)(2), 14a-8(i)(1), and 14a-8(i)(6).

The Staff has indicated that it will not recommend enforcement action if a company excludes a precatory proposal because the recommended action would violate state law or would not be a proper subject for stockholder action under state law.[4]

Here, the Proposal, despite its precatory format, may be excluded under Rules 14a-8(i)(2), 14a-8(i)(1), and 14a-8(i)(6), because it requests the Board to take actions that would violate Delaware law, because the Company would lack power to implement the Proposal, and because the Proposal is not a proper subject for stockholder action under Delaware law.

VI. CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(2), 14a-8(i)(1), 14a-8(i)(6), and 14a-8(i)(3) and respectfully requests

---

[4] *See AT&T Inc.* (avail. Feb. 7, 2006) (finding a basis for exclusion, under Rule 14a-8(i)(2), of a proposal recommending that a board of directors adopt cumulative voting as a bylaw or a long-term policy, where the company contended that, under Delaware law, cumulative voting could only be adopted through an amendment to the certificate of incorporation, and that, even if such an amendment were requested, directors could not implement such an amendment unilaterally); *MeadWestvaco Corp.* (avail. Feb. 27, 2005) (finding a basis for exclusion, under Rule 14a-8(i)(2), of a proposal recommending that the company adopt a bylaw containing a per capita voting standard, where the company contended that, under Delaware law, per capita voting could only be adopted through an amendment to the certificate of incorporation, and that, even if such an amendment were requested, directors could not implement such an amendment unilaterally); *Pennzoil Corp.* (avail. Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding a precatory proposal, under Rule 14a-8(i)(1), that asked directors to adopt a by-law that could be amended only by the stockholders because, under Delaware law, "there is a substantial question as to whether . . . the directors may adopt a bylaw provision that specifies that it may be amended only by shareholders").

that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2010 Proxy Materials.

ENCLOSURE 3
OPINION OF MORRIS, NICHOLS, ARSHT & TUNNELL LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 21, 2009

Gilead Sciences, Inc.
333 Lakeside Drive
Forest City, CA 94404

Re: Stockholder Proposal Submitted By John Chevedden

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to Gilead Sciences, Inc., a Delaware corporation (the "Company"), by John Chevedden (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders.

I. Summary Of The Proposal And Our Opinion.

The Proposal requests that the Company's board of directors "take the steps necessary so that each shareholder voting requirement in [the Company's] charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws."[1] The Proponent further states that "This includes the 67% supermajority provisions [in the Company's] charter and bylaws."

As explained below, the Proposal asks (among other things) that the Company's board impose a particular voting standard – that is, a "majority of the votes cast" – for all stockholder votes addressed by the charter and bylaws, including the stockholder vote required for removing directors and amending the charter. However, the

1 The Proposal reads in its entirety as follows: "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes the 67% supermajority provisions in our charter and bylaws." A supporting statement, not relevant to our opinion, accompanies the Proposal.

Delaware General Corporation Law (the "DGCL") specifies that these actions must be taken by the holders of *at least* a majority of the shares *outstanding*, and not merely a majority of the votes *cast*. Because the DGCL does not permit charter or bylaw provisions that reduce these votes to less than a majority of the shares outstanding, the Proposal would violate the DGCL if it were implemented. Accordingly, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law, and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

II. Analysis.

A. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

The Proposal appears to ask the Company's board to (i) identify each "shareholder voting requirement" in the Company's charter or bylaws that requires a "greater than simple majority vote" in order for stockholders to take action and (ii) take the necessary actions to reduce each of those voting requirements to a "majority of the votes cast for and against the proposal." The Proposal specifically identifies the provisions in the Company's charter that require a "67%" vote as part of the "shareholder voting requirements" targeted by the Proposal. The Company's charter does not include any 67% stockholder voting requirements, but does impose a 66⅔% stockholder vote in order for stockholders to remove directors without cause, to amend certain provisions of the charter and to amend the Company's bylaws.[2] Accordingly, the Proponent is asking that the votes on each of these actions be reduced so that the stockholders, by a majority of the votes cast, can remove directors without cause, amend the charter and amend the bylaws. As discussed below, the DGCL prohibits a Delaware corporation from reducing two of these 66⅔% voting requirements (i.e., the provisions governing director removal without cause and charter amendments) to less than a majority of the shares *outstanding*. Therefore, the Company would violate Delaware law if it implemented the Proponent's request to reduce these voting requirements to a majority of the votes *cast*.

---

2 *See* Restated Certificate of Incorporation of the Company, Article VI, § 1(b)(ii) ("On and after the Qualifying Record Date [which we understand has occurred] . . . directors may be removed from office at any time . . . without cause by the affirmative vote of the holders of at least 66⅔% of the outstanding Voting Stock."); Article VI, § 3(a) ("The Bylaws may be altered or amended or new Bylaws adopted by the affirmative vote of at least 66⅔% of the voting power of all of the then-outstanding shares of the Voting Stock."); Article IX ("[T]he affirmative vote of the holders of at least 66⅔% of the voting power of all of the then-outstanding shares of Voting Stock . . . shall be required to alter, amend or repeal Article VI, Article VII or Article IX [of the charter].").

The DGCL expressly requires that director removal and charter amendments be approved by a stockholder vote greater than simply a majority of the votes *cast*. Director removal is governed by Section 141(k) of the DGCL. It provides that, to remove a director without cause, the holders of a majority of the outstanding shares entitled to vote on such removal must vote in favor of the removal proposal.[3] Charter amendments are governed by Section 242(b) of the DGCL. It provides that a charter amendment must be approved by "a majority of the outstanding stock entitled to vote thereon."[4] The approval requirements for director removal and charter amendments are functionally the same: a removal or charter amendment proposal will not pass unless the number of shares voted in favor of the proposal exceeds the sum of (i) the number of shares voted against the proposal, (ii) the number of shares that are entitled to vote on the proposal but abstain with respect to such proposal, (iii) broker non-votes[5] with respect to such proposal and (iv) the number of shares that are entitled to vote on the proposal but are absent from the meeting (i.e., stockholders who choose not to attend the meeting and not to appoint a proxy to vote at the meeting). Thus, the voting standard requested by the Proponent – a "majority of the votes cast" – is clearly less than the voting standard required by the DGCL.

---

3 The baseline vote for director removal is established in the first sentence of Section 141(k): "Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors[.]" However, the last sentence of that section specifies a slightly different vote for director removal without cause: "Whenever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole."

In both the baseline vote for removal and the special vote that applies for removal without cause, the holders of a majority of the *outstanding* shares entitled to vote must approve the removal action.

4 8 *Del. C.* § 242(b)(1). Section 242(b) also requires separate approvals by a specific class of stock, or by one or more series of a class of stock, in certain circumstances that are not relevant to this opinion.

5 A broker non-vote occurs when a broker possesses record ownership of shares of stock that are deemed present at a stockholder meeting for quorum purposes but that cannot be voted on the proposal at issue because the broker has not received voting instructions from the beneficial owner on whose behalf the broker is holding the shares. *See Berlin v. Emerald Partners*, 552 A.2d 482 (Del. 1988).

The DGCL permits charter provisions that require a *greater* vote than is specified in the DGCL, but does not permit charter provisions that allow for a *lesser* vote than is specified in the DGCL.[6] Accordingly, the Proposal would be invalid if implemented because it would allow for director removal or the adoption of a charter amendment by a vote of less than the statutorily prescribed majority of the outstanding shares. More specifically, the Proposal would allow stockholders to remove directors or amend the charter if the votes cast for the action exceed the votes cast against the action, and the Proposal would treat abstentions, broker non-votes and shares absent from the stockholder meeting as having no effect on the outcome of the vote on these actions. The Proposal violates Delaware law because the DGCL's "majority of the outstanding shares" approval requirement mandates that abstentions, broker non-votes and shares absent from the meeting must count as votes against the proposed action. Accordingly, the Proposal would violate the DGCL if it were implemented.[7]

---

6 Section 102(b)(4) of the DGCL expressly permits a Delaware corporation to include in its charter "provisions requiring for any corporate action, the vote of a larger portion of the stock . . . than is required by [the DGCL]." There is no similar statute that permits charter provisions to enable stockholders to take actions by a smaller portion of the stock than is required by the DGCL.

The other provision of the DGCL that is applicable to many (but not all) stockholder proposals, Section 216, permits a corporation to adopt charter and bylaw provisions that establish the vote required to generally transact business at a meeting. This statute allows a corporation to choose which voting standard applies to most (but not all) stockholder actions. Importantly, Section 216 specifies that it is "Subject to [the DGCL] in respect of the vote that shall be required for a specified action," which means that no charter or bylaw provision adopted under Section 216 can deviate from the statutory provisions (such as the provisions on director removal and charter amendments) that specify the minimum votes required for those actions.

7 In his resolution to the stockholders, the Proponent asks that the supermajority voting provisions in the Company's charter and bylaws be reduced to a majority of the votes cast "in compliance with applicable law." For the reasons set forth above, this part of the Proposal is contrary to the Proposal itself, which seeks action that plainly is *not* in compliance with applicable law. Even if this part of the Proposal is intended to be savings language, i.e., to save or preserve the parts of the Proposal that are not invalid, the Proponent clarifies, in the second sentence of his Proposal, that he wishes all of the supermajority voting provisions in the Company's charter to be reduced to a majority of the votes cast. Accordingly, the clear intent of the Proposal is to call upon the Company board to take action that would violate Delaware law.

B. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal calls for the adoption of charter provisions that would violate the DGCL if implemented, it is also our opinion that the Proposal is not a proper subject for stockholder action under Delaware law.[8]

* * *

---

8 *See CA Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 238 (Del. 2008) (stating that a proposal asking the stockholders to adopt a bylaw that "facially violate[]s" the provisions of the DGCL would not be a proper subject for stockholder action under Delaware law).

III. Conclusion.

For the reasons set forth above, it is our opinion that (i) the Proposal would, if implemented, violate Delaware, and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

3259219